Exhibit 97.1

CLAWBACK POLICY

Preamble

On February 15, 2023, the Board of Directors of Orange SA adopted the present clawback policy (the "Policy"), the terms and conditions of which are described below, to take into account changes in the U.S. rules applicable to Orange SA in connection with its listing of securities on the New York Stock Exchange (NYSE).

Purpose

The purpose of the Policy is for Orange SA to recover any Variable Compensation received by a Covered Corporate Officer during a Recovery Period in the event of a Material Accounting Restatement.

The implementation of the Policy, where applicable, will be carried out on the recommendation of the GCSERC, which is responsible for proposing the compensation of Corporate Officers to the Board of Directors.

Definitions

CFR:	Refers to the Code of Federal Regulations, which codifies the general rules and regulations of the U.S. Securities Exchange Act of 1934, as amended, applicable to the Policy.
GCSERC:	Refers to the Governance and Corporate Social and Environmental Responsibility Committee, which is a committee of the Board of Directors of Orange SA.
Covered Corporate Officers:

Means any executive or non-executive Corporate Officer of Orange SA designated as such in Article 4 "Company Corporate Officers Subject to the Policy" below and falling within the definition of "Executive Officers" in CFR Section 240.10D-1.

IFRS:

Refers to the International Financial Reporting Standards, which are the international accounting standards applied by Orange for its financial statements and disclosures. These international accounting standards, which must be applied within the European Union in accordance with Regulation (EC) No. 1606/2002 of July 19, 2002, include International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and related interpretations.

Financial Reporting Measures:

Refers to all financial reporting measures included in Orange's financial information that are determined or presented within the framework of the accounting principles used to prepare the financial statements, and all financial reporting measures derived in whole or in part from them, such as the Orange share price or total shareholder return (TSR).

Policy:	See definition in the Preamble.
Recovery Period:

Refers to, with respect to the period for which the Recoverable Compensation of a Covered Corporate Officer may be requested, the three full fiscal years immediately preceding the date on which the Company would be required to make a Material Accounting Restatement.

Recoverable Compensation:

Refers to the amount of Variable Compensation Received that would not have been Received if the Variable Compensation Received had been determined using the same relevant corrected Financial Reporting Measures as the financial statements after Accounting Restatement(s).

The amount of the Recoverable Compensation will be calculated net of social security contributions, but before taking into account any taxes and charges that the Covered Corporate Officers may have incurred on the Recoverable Compensation.

Variable Compensation:

Means any element of compensation of a Covered Corporate Officer that includes one or more Financial Reporting Measures and whose allocation, payment or gain is linked in whole or in part to the achievement of one or more Financial Reporting Measures.

Upon adoption of the Policy, the Variable Compensation Received by the Chief Executive Officer shall be either annual variable compensation, which includes financial and non-financial indicators, or multi-year variable compensation (LTIP), which also includes performance indicators, the terms, conditions and conditions of which are set out in a compensation policy presented in Orange's Universal Registration Document (UDR) and on which the shareholders are asked to vote at the Annual Shareholders Meeting under the "say-on-pay" requirements.

For members of the Executive Committee and for the Group Chief Accounting Officer, this is annual variable compensation, the multi-year variable compensation (LTIP), profit-sharing, and incentive schemes, each of which includes performance indicators briefly described in Orange’s URD.

Variable Compensation Received:

Refers to Variable Compensation deemed "Received" during a fiscal year during which the Financial Reporting Measure(s) used to calculate Variable Compensation is/are applied and achieved, even if the allocation, payment or gain of such Variable Compensation occurs after the end of the fiscal year in question, within the limits of the Recovery Period.

Accounting Restatements:

Refers to, for previously published financial statements, correcting the recognition, measurement and disclosure of the amount of items in the financial statements as if an error from a prior period had never occurred, in particular as a result of a change in accounting policy under IFRS and related interpretations (SIC or IFRIC interpretations), or subsequent amendments to these standards and related interpretations that will be published or adopted in the future by the International Accounting Standards Board (IASB).

In particular, an Accounting Restatement may result from changes in accounting segments within the Company due to changes in internal organization, the reclassification of discontinued operations, the retroactive application of a change in the reporting entity, for example following a reorganization within the Orange Group, a business combination (IFRS 3), a retroactive stock split, the payment of dividends or interim dividends in respect of a past financial year, or changes in the capital structure.

Judgments or assumptions made by the Company in preparing its financial statements and applying its accounting policies, and which have not been commented on by the statutory auditors in their audit report, will not be considered as an Accounting Restatement if these judgments or assumptions were to be reviewed in the future (i.e., the application of a change in estimate as required by certain IFRS standards).

Material Accounting Restatement:

Refers to, for previously published financial statements, the Accounting Restatement due to the Company's material noncompliance with a financial reporting obligation under U.S. securities law, including any Accounting Restatement required to correct an error in the previously published financial statements material to those financial statements, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period.

Materiality will be analyzed in accordance with IFRS accounting standards, and in particular IAS 1 and IAS 8, in conjunction with the Company and its statutory auditors.
Company:

Refers to Orange, a French société anonyme (a public limited company under French law) with its registered office located at 111 quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France, registered with the Nanterre Trade and Companies Register (RCS) under the number SIREN 380 129 866.

Clawback principle

On the recommendation of the GCSERC, in the event that the Company has to make a Material Accounting Restatement, the Board of Directors will require any Covered Corporate Officers, and for the Recovery Period in respect of which this Material Accounting Restatement occurs, that he or she reimburse to the Company, within a reasonable timeframe, the Recoverable Compensation relating to the Recovery Period.

No repayment will be required if the Accounting Restatement is not a Material Accounting Restatement.

This Policy will be applied to Executive Committee members subject to compliance with applicable law and the sovereign discretion of the courts.

In the absence of repayment by the Covered Corporate Officers, the Company will bring an action for recovery of undue payments against the Covered Corporate Officers.

Corporate Officers subject to the Policy

In principle, the following are and will be covered by the Policy:

-      Executive and non-executive corporate officers responsible for an operating division, another division or a support function (commercial, administrative or financial), those with the power to draft policies for the Group, and those of the Company's corporate officers referred to by name in applicable U.S. regulations as Covered Corporate Officers;

-      Officers who are present in that capacity during all or part of the Recovery Period.

As of the date of adoption of the Policy, some of the non-executive corporate officers of Orange (Chairman of the Board, directors other than the Chief Executive Officer) are not covered by the Policy.

At the date of entry into force of the Policy, the Company's Covered Corporate Officers are:

-      The Chief Executive Director;

-      All members of the Executive Committee; and

-      the Group Chief Accounting Officer.

Recoverable Compensation

Variable Compensation Received will only be considered as Recoverable Compensation if: (i) it is received after such Covered Corporate Officer has begun to perform their duties as an Covered Corporate Officer; (ii) the Covered Corporate Officer has been in such capacity during the Recovery Period; and (iii) it is received after the date of entry into force of the Policy and at a time when the Policy must be applied in accordance with U.S. regulations.

With respect to Variable Compensation Received based on the Orange share price or TSR that cannot be mathematically recalculated directly from the information contained in a Material Accounting Restatement, the amount of such Variable Compensation Received that will be considered as Recoverable Compensation will be based on a reasonable estimate of the impact of the Material Accounting Restatement on the share price or TSR taken into account in determining the Variable Compensation Received . The GCSERC will carry out this reasonable estimate itself or have it carried out by any person or entity it appoints, which must be duly documented.

Recovery Period

Under the Policy, for the purposes of determining the Recovery Period, the date on which the Company is required to prepare an Accounting Restatement is the earlier of the following two dates: (i) the date on which the Board of Directors, the Audit Committee or General Management, as applicable, determines, or should reasonably have determined, that the Company is required to prepare a Material Accounting Restatement, and (ii) the date on which a court, regulator or other legally authorized body orders the Company to prepare a Material Accounting Restatement.

Miscellaneous provisions relating to the implementation of the Policy

Exceptions to recovery by the Company

The Company is required to recover all Recoverable Compensation Received by a Covered Corporate Officer in the event of a Material Accounting Restatement, unless one of the following conditions is met and the GCSERC has determined that recovery would be impracticable, in accordance with the provisions of CFR Section 240.10D-1, because:

-      The direct expenses that would have to be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

-      Carrying out the recovery would violate a law of the home country of a Covered Corporate Officer adopted before November 28, 2022, the date of publication of the U.S. clawback rules; or

-      Carrying out the recovery would have certain effects on otherwise tax-qualified retirement plans under U.S. law, from which Covered Corporate Officers may benefit.

Prohibitions

The Company is not entitled to insure or indemnify any Covered Corporate Officer against the loss of any Recoverable Compensation.

Implementation and interpretation

The GCSERC will implement the Policy in accordance with the provisions of CFR Section 240.10D-1 and any interpretative guidance issued thereunder.

The Policy may be amended at any time by the Board of Directors, in particular to correct any clerical error, rectify any omission or clarify any ambiguity or inconsistency.

The GCSERC will ensure that the U.S. rules are properly taken into account in the compensation packages of the Covered Corporate Officers, in particular the executive corporate officer(s), and will liaise with General Management in respect of the Company's salaried corporates officers.

Policy communication

The Policy will be filed and publicly disclosed as an appendix to Orange's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission following the Effective Date, and disclosed to the public in France in accordance with applicable disclosure requirements.

As applicable, any recovery requested by the Company under the terms of the Policy will be disclosed in accordance with applicable U.S. and French regulations.

Effective date of the Policy

The Policy shall come into force on the deadline set by the NYSE in the Listing Rules published in application of the CFR, i.e. on October 2nd, 2023.